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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 6)
                   THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           040 448201
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        January 3, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

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1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geneve Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                724,813 SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                    0   SHARES    (See Item 5)
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         724,813 SHARES
                         -------
                    10.SHARED DISPOSITIVE POWER
                             0   SHARES    (See Item 5)
                         -------
11.  AGGREGATE  AMOUNT  BENEFICIALLY OWNED  BY  EACH  REPORTING
     PERSON 724,813 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     39.9%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
      Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "Geneve is the beneficial owner of and has the power to vote and dispose of 141,000 shares of Common Stock, 489,131 shares of Series E Convertible Preferred Stock, 23,608 shares of Series F Convertible Preferred Stock, 4,053 shares of Series G Convertible Preferred Stock and 29,148 shares of Series H Convertible Preferred Stock. Such shares constitute, in the aggregate, 39.9% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve, assuming conversion of the Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock owned by Geneve. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.

      On  January  2,  1998, Geneve acquired  from  the  Company
489,131  shares of Series E Preferred Stock at $4.60 per  share.
On  that  same  date,  Geneve acquired from the  Company  30,000 shares of Common Stock at $4.50 per share.

      On August 6, 1999, Geneve acquired 23,608 shares of Series
F  Preferred Stock at $10.00 per share in a private transaction.
Each  share  of  Series F Preferred Stock  is  convertible  into
1.6666667 shares of Common Stock.

      On January 3, 2000, Geneve acquired 4,053 shares of Series G Preferred Stock and 29,148 shares of Series H Preferred Stock at $10.00 per share in private transactions. Each share of Series G Preferred Stock and Series H Preferred Stock is convertible into 1.6666667 shares of Common Stock.

     To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or
Series H Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock during the past sixty days."

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Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              GENEVE CORPORATION



                              By: /s/Steven B. Lapin
                                  ------------------
                                     Steven B. Lapin




January 3, 2000